EXHIBIT 1
                                                                    Page 1 of 5
                                CSW CREDIT, INC.
                                  BALANCE SHEET
                              AS OF MARCH 31, 1997
                             (THOUSANDS, UNAUDITED)

                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                       $6,803
     Accounts receivable, net of allowance for doubtful
         accounts of $ 776                                          536,696
                                                                   --------

             Total current assets                                   543,499

OTHER ASSETS:
     Deferred income taxes                                            1,796
     Other                                                            1,773
                                                                   --------

             Total other assets                                       3,569

             Total assets                                          $547,068
                                                                   ========


                       LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                               $493,300
     Deferred credits                                                11,876
     Unearned revenue                                                   716
     Other liabilities                                                1,747
                                                                   --------

             Total current liabilities                              507,639

STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 231 shares                                1
     Paid-in capital                                                 39,428
                                                                   --------

             Total stockholder's equity                              39,429
                                                                   --------

             Total liabilities and stockholder's equity            $547,068
                                                                   ========


             The accompanying notes to the financial statements are
                      an integral part of these statements.


                                                                      EXHIBIT 1
                                                                    Page 2 of 5

                                CSW CREDIT, INC.
                              STATEMENTS OF INCOME
                         FOR THE PERIODS ENDED MARCH 31
                             (THOUSANDS, UNAUDITED)


                                      Three Months Ended   Twelve Months Ended
                                       1997        1996     1997       1996
                                     --------    -------   -------   --------

REVENUES                              $14,794    $15,027   $66,087    $66,325
                                     --------    -------   -------   --------

OPERATING EXPENSES:
     Interest                           7,790      9,158    37,645     40,231
     Provision for bad debts            4,402      2,752    15,762     12,731
     Credit line fees                     171        246       849      1,231
     General and administrative          (175)       219       453        695
                                     --------    -------   -------   --------

                                       12,188     12,375    54,708     54,888
                                     --------    -------   -------   --------

OPERATING INCOME                        2,606      2,652    11,379     11,437
                                     --------    -------   -------   --------

OTHER INCOME AND DEDUCTIONS:
     Interest income                       16        121        75        219
     Tax benefit of parent
       company loss                        65         36       150         36
                                     --------    -------   -------   --------

                                           81        157       225        255
                                     --------    -------   -------   --------

INCOME BEFORE FEDERAL INCOME TAXES      2,687      2,809    11,604     11,692
                                     --------    -------   -------   --------

FEDERAL INCOME TAXES:
     Current                               59        971     2,153      5,026
     Deferred                             859          0     1,895       (577)
                                     --------    -------   -------   --------

                                          918        971     4,048      4,449
                                     --------    -------   -------   --------

NET INCOME                             $1,769     $1,838    $7,556     $7,243
                                     ========    =======   =======   ========




            The accompanying notes to the financial statements are an
                       integral part of these statements.


                                                                      EXHIBIT 1
                                                                    Page 3 of 5
                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1997
                                   (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies for the period ended March 31, 1997 was $7.2 million. Significant accounting policies are summarized below:

REVENUE RECOGNITION

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

FEDERAL INCOME TAXES

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in an effective rate of 34.2% for the period ended March 31, 1997.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at March 31, 1997.

STATEMENT OF CASH FLOWS

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

                                                                      EXHIBIT 1
                                                                    Page 4 of 5
RELATED PARTY TRANSACTIONS

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

Certain financial statement items have been reclassified to conform to the 1997 presentation.

2.  REGULATION:

The Company is subject to regulation by the Securities and Exchange Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3.  SHORT-TERM FINANCING:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the period ending March 31, 1997 was 5.43%. At March 31, 1997, the Company had a revolving credit agreement aggregating $830 million to back up its commercial paper program. The revolving credit agreement expires June 27, 1997 and has a fee of .075% on the commitment. At March 31, 1997, the Company was in compliance with the revolving credit agreement covenants.


4.  HOUSTON LIGHTING & POWER COMPANY:

The Company entered into an agreement with Houston Lighting & Power Company
(HLP) to purchase substantially all of its utility receivables. During the three months ended March 31, 1997 the Company had average HLP receivables of approximately $284.5 million.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell off excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

                                                                      EXHIBIT 1
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On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC has allowed the Company to factor HLP receivables up to a maximum of $450 million while increasing the factored receivables amount to $100 million for other non-affiliated utility companies. This relief has been granted through December 31, 2000. At March 31, 1997 the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  FINANCIAL INSTRUMENTS:

CASH, CASH EQUIVALENTS, AND SHORT-TERM DEBT

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.